UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-15587
CUSIP NUMBER 26873Q

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Med Diversified, Inc.
Full Name of Registrant

e-MedSoft.com
Former Name if Applicable

100 Brickstone Square, Fifth Floor
Address of Principal Executive Office (Street and Number)

Andover, Massachusetts 01810
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Med Diversified, Inc. ("The Company") had significant administrative transition during and since the most recent fiscal year ended March 31, 2004.  As previously disclosed in the Company's Current Reports on Form 8-K filed on November 11, 2002, and November 27, 2002, the Company and several of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of New York.  Due to the time required to obtain the information to properly resolve, account and provide the disclosure required for these filings in the annual report, the Company is unable to file the 10-K within 90 days of the end of the fiscal year without incurring unreasonable effort and expense.  See also our response to Part IV (3) below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	JAMES A. SHANAHAN	978	323-2500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently is seeking confirmation from the Bankruptcy Court of its Second Amended Plan of Liquidation pursuant to which all securities of the Company, and the Company itself, will cease to exist.  As reflected in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, September 30 and December 31, 2003, the Company's operations during the pendency of the bankruptcy proceedings differed significantly from results for prior periods.  During the fourth fiscal quarter, the Company directed its efforts towards the structuring and confirmation of its Plan of Liquidation for itself and its subsidiaries.  The Company’s internal financial reports show that during the fiscal year ended March 31, 2004, the Company had net sales of approximately $329.3 million as compared to reported net sales of approximately $369.5 million for the fiscal year ended March 31, 2003.  The Company’s internal financial reports also show net income for the year ended March 31, 2004 of approximately $13.4 million as compared to the reported net loss of $71.3 million for the year ended March 31, 2003.  The foregoing financial information with respect to the year ended March 31, 2004 is based on unaudited reports.  If an audit of such reports is ever undertaken, such audit might require changes to such figures, which changes may be material.

MED DIVERSIFIED, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2004	By	/s/ Frank P. Magliochetti
Frank P. Magliochetti Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).